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SECURI 08031658 ISSION

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ANNUAL AUDIT REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The National Research Standard, Inc.

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) FIRM I.D. NO.

111 West 67th Street, New York, NY Suite 34C 10023

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Kallop 212-595-4600

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frank J. DeCandido, CPA

(Name – *if individual, state last, first, middle name*)

SEC Mail Processing Section
APR 29 2008
Washington, DC
101

90 Woodvale Loop, Staten Island, New York 10309

(Address) (City) (State) (Zip Code)

CHECK ONE: ✠ Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 06 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Weild, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The National Research Standard, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title: President and Chief Executive Officer

Notary Public

LILLIAN CALCATERRA
NOTARY PUBLIC, State of New York
No. 01CA4971871
Qualified in Kings County
Cert. Filed in New York County
Commission Expires Sept. 10, 2010

This report ** contains (check all applicable boxes):

☩(a) Facing Page.
☩(b) Statement of Financial Condition.
☩(c) Statement of Income (Loss).
☩(d) Statement of Changes in Financial Condition.
☩(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☩(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☩(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The National Research Standard, Inc.

S.E.C. I.D. NO 8-66593

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2007 AND INDEPENDENT AUDITORS'
REPORT AND SUPPLMENTAL REPORT ON
INTERNAL CONTROL STRUCTURE

THE NATIONAL RESEARCH STANDARD, INC.

FINANCIAL STATEMENTS AND SCHEDULES

TABLE OF CONTENTS

Frank J. DeCandido
Certified Public Accountant
90 Woodvale Loop
Staten Island, New York 10309
718-605-1985

INDEPENDENT AUDITOR'S REPORT

Board of Directors
The National Research Standard, Inc.

We have audited the accompanying statement of financial condition of The National Research Standard, Inc. (a wholly-owned subsidiary of The National Research Exchange Inc. until October 13, 2007, after which it was sold to David Weild IV, see Note 3 of the financial statement for more information) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. As audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The National Research Standard, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the schedules of computation of minimum capital requirement and computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company is economically dependent on its owner to continue its operations.

Frank J. DeCandido, CPA
Staten Island, NY
April 29, 2008

THE NATIONAL RESEARCH STANDARD, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Assets

Current Assets		
Cash and cash equivalents	$	100,673
Prepaid expenses		165
Total Current Assets		100,838
Total Assets	$	100,838

Liabilities and Shareholder's Equity

Liabilities		
Due to related party	$	2,100
Total Liabilities		2,100
Shareholder's Equity		
Common Stock		3
Additional paid-in capital		156,888
Accumulated deficit		(58,153)
Total Stockholder's Equity		98,738
Total Liabilities and Shareholder's Equity	$	100,838

See Auditor's Report and Notes to Financial Statements

THE NATIONAL RESEARCH STANDARD, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues		
Other income	$	35,000
Interest income		1,100
Total Revenues		36,100
Expenses		
Expenses allocated from related party		5,400
Licenses and fees		2,804
Insurance		554
Total Expenses		8,758
Net Income	$	27,342

See Auditor's Report and Notes to Financial Statements

THE NATIONAL RESEARCH STANDARD, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
DECEMBER 31, 2007

	Common Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2007	3,000	$ 3	$ 149,472	$ (85,495)	$ 63,980
Capital Contribution			7,416		7,416
Net Income				27,342	27,342
Balance, December 31, 2007	3,000	$ 3	$ 156,888	$ (58,153)	$ 98,738

THE NATIONAL RESEARCH STANDARD, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES:		
Net Income	$	27,342
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities		
(Increase) decrease in assets		
Prepaid expenses		1,732
Increase (decrease) in liabilities		
Payable and accrued expense		(3,000)
Due to related party		(10,926)
Net cash provided by operating activities		15,148
FINANCING ACTIVITIES:		
Capital contribution		7,416
Net cash provided by financing activities		7,416
INCREASE IN CASH AND CASH EQUIVALENTS		22,564
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		78,109
CASH AND CASH EQUIVALENTS – END OF YEAR	$	100,673

Additional disclosures:

None

NOTE 1 – NATURE OF BUSINESS

The National Research Standard, Inc. ("The NRS" or the "Company"), a wholly-owned subsidiary of The National Research Exchange Inc. until October 13, 2007, after which it was sold to David Weild IV, see Note 3 of the financial statement for more information, is organized as a Delaware "C" Corporation. The NRS is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The NRS was initially organized during 2004 as a limited liability company and during 2004 the members exchanged their member investments for shares of common stock of the Company.

The NRS was formed to create an alternate funding mechanism for customers of The NRE to fund paid-for equity research ("Intermediated Research℠") contracts at the time of a new issue offering. That is, in addition to the NRE's primary duties as an intermediary between sponsors and providers of Intermediated Research. The NRS, acting in the capacity of a "Selected Dealer" (as such term is defined in FINRA Rule 2710(a)(5)) in new issue offerings, will receive new issue selling concessions, which will be transferred to the NRE for the purpose of obtaining and funding Intermediate Research.

The NRS, as a broker-dealer, is subject to Rule 15c3-1(a)(2)(iv) of the Securities Exchange Act of 1934 (Net Capital Requirements for Brokers and Dealers) and operates under the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection), which provides that the NRS carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with The NRS's activities as a broker of dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company. Due to certain transactions with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents
Demand deposits with banks and other highly liquid investments with maturities of three months or less when acquired are considered to be cash and cash equivalents. At December 31, 2007, cash and cash equivalents consisted primarily of interest bearing accounts at a major financial institution. Balances in each account are insured by the Federal Deposit Insurance Corporation up to $100,000.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The NRS will participate as a "Selected Dealer" in certain new issue equity transactions in order to facilitate the arrangement of ongoing research coverage pursuant to that transaction. Upon the settlement of the transaction and payment of net fees and commissions, as appropriate, by the lead manager, The NRS will receive new issue selling concessions and remit that payment (less a facilitation fee) to The NRE which is responsible for administering the Intermediated Research contract.

The Company recognizes such revenue and related expenses upon settlement of the transaction.

Income taxes

The NRS is a member of an affiliated group and is included in the consolidated Federal, state and local income tax returns that were filed by the Parent. Pursuant to a tax-sharing policy, Federal. state and city income taxes for The NRS are determined on the basis of its separate taxable income.

The NRS accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable of deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences were expected to affect taxable income. Valuation allowances were established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by The NRS based upon the expected future Federal, state and local income tax consequences of temporary differences generated as a result of its own operations.

NOTE 3 – RELATED PARTY TRANSACTIONS

On October 12, 2007, FINRA issued an authorizing letter that confirmed receipt of the reservation request to the name change of The NRS to CMA Partners LLC ("CMA Partners LLC"). The CMA Partners LLC name was reserved for one hundred and twenty (120) days during which time FINRA must receive the necessary membership application or Form BD amendment to secure or change the name, as applicable. FINRA is the largest non-governmental regulator for all securities firms doing business in the United States. Created in July 2007 through the consolidation of NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange, FINRA is dedicated to investor protection and market integrity through effective and efficient regulation and complementary compliance and technology-based services.

On October 13, 2007, The NRE entered into an asset purchase agreement ("Asset Purchase Agreement") to sell all right, title, and interest, along with all its assets and liabilities, in its wholly-owned subsidiary, The NRS, to its principal shareholder, David Weild IV (the "Purchaser"). Terms of the Asset Purchase Agreement states that The NRE irrevocably grants, bargains, transfers, sells, assigns, and conveys to Purchaser, without representation or warranty, (a) 3,000 shares of common stock of The NRS, constituting one hundred percent (100%) of the issued and outstanding shares of stock of the NRS, and (b) any and all existing assets (tangible and intangible), including but not limited to that certain FINRA Broker-Dealer Registration (#132398), the Citibank N.A. bank accounts (Nos. 95461810 and 27710539), and such property, registrations, accounts and receivables The NRE owns relating to The NRS. Purchaser also agrees

NOTE 3 – RELATED PARTY TRANSACTIONS (continued)

to assume and pay, perform, and discharge when due all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or un-matured, determined or determinable, known or unknown, including without limitation, those arising under any law, action or governmental order and those arising any contract, agreement, arrangement, commitment, or undertaking, of The NRE in respect of The NRS incurred or accrued by The NRE or The NRS prior to and after the closing date. For purposes of this agreement, the closing date ("Closing Date") shall be the date of this agreement.

On October 22, 2007, the Purchaser created a single-member limited liability company called CMA Partners LLC with the Purchaser as the sole member. CMA Partners LLC was organized as a New York limited liability company. The principle line of services to be provided by CMA Partners LLC is financial research and advisory.

Prior to November 1, 2007, The NRS and The NRE had an expense sharing agreement as they utilized common service and facilities. In periods in which The NRS participated in a new issue equity transaction, The NRS would reimburse The NRE for the salary costs of those employees involved in the transaction based on the hours actually worked (times 150% to ensure a fully loaded cost allocation). When The NRS was not involved in a new issue equity transaction, it would reimburse The NRE for 1.0%, 2.5% and 2.0% of the salary costs of the Financial and Operations Principal, Head of Compliance, and Director of Finance, respectively, times 150%. All costs specifically identifiable to The NRS, including regulatory and legal costs, were paid directly by The NRS.

On November 2, 2007 FINRA approved the transfer of ownership of all of the assets and liabilities of The NRS (as of October 12, 2007 known as the FINRA-approved name CMA Partners LLC) to the Purchaser. It is the intention of the Purchaser to contribute the net assets of The NRS to CMA Partners LLC in 2008. Since the Purchaser was the principal shareholder of The NRS and the sole member of CMA Partners LLC, there is no substantial change in ownership and control. Due to this fact, and the fact that the assets of The NRS had not been moved to a CMA Partners LLC account as of December 31, 2007, this report is being reported under The NRS name.

At December 31, 2007, due to Parent totaling $2,100 arose from the above expense.

On January 29, 2008, the SEC acknowledged receipt of the Form BD amendment by the FINRA's Central Registration Depository ("CRD") on November 2, 2007 reporting the change of the form of organization from a "C" Corporation to an LLC.

NOTE 4 – INDEMNIFICATIONS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE 5 – NET CAPITAL REQUIREMENTS

The NRS is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $98,573, which was $48,573 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .021 to 1.

NOTE 6 – ECONOMIC DEPENDENCY

As shown in the accompanying financial statements, at December 31, 2007, the Company had an accumulated deficit of $58,153. The Purchaser has committed to support the Company as necessary to meet its obligations at least through January 1, 2009. The Company is economically dependent on its owner to continue its operations.

NOTE 7 – INCOME TAXES

As discussed in Note 2, current and deferred Federal, state and city income taxes are determined based on The NRS's own operation.

At December 31, 2007, deferred tax assets result from Federal, state and city net operating loss carry forwards of approximately $22,000 expiring through 2027 and the difference between tax and financial reporting for organization costs amounting to approximately $9,000.

Deferred tax assets aggregated approximately $13,000 at December 31, 2007, all of which have been offset by a valuation allowance. As a result of the decrease in the valuation allowance of approximately $13,000 during 2007, there are no credits for income taxes reflected in the accompanying statements of operations to offset pretax losses.

NOTE 8 – SUBSEQUENT EVENT

On January 29, 2008, the SEC acknowledged receipt of the Form BD amendment by the FINRA's Central Registration Depository ("CRD") on November 2, 2007 reporting the change of the form of organization from a "C" Corporation to an LLC. See Note 3 for further information.

THE NATIONAL RESEARCH STANDARD, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Computation of Net Capital

Shareholders' Equity	$	98,738
Deductions and/or charges:		
Non-allowable assets-prepaid expenses		165
Net Capital	$	98,573
Aggregate indebtedness	$	2,100
Computation of basic net capital requirement:		
Net capital requirement (minimum):	$	50,000
Excess of net capital	$	48,573
Excess net capital at 1,000%	$	98,363
Rules of aggregate indebtedness to net capital		.021 to 1

No material discrepancies exist between the above computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

THE NATIONAL RESEARCH STANDARD, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDING DECEMBER 31, 2007

The National Research Standard, Inc. operates pursuant to the (k)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is therefore exempt from the reserve formula calculations and possession and control computation.

Frank J. DeCandido
Certified Public Accountant
90 Woodvale Loop
Staten Island, New York 10309
718-605-1985

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

Board of Directors
The National Research Standard, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of The National Research Standard, Inc. as of and for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components dies not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frank J. DeCandido, CPA
Staten Island, New York
April 29, 2008

END